1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓             Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                 No    ✓
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC March 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — April 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for March 2008: on an unconsolidated basis, sales were NT$26,562 million, a decrease of 6.4 percent from February 2008 and an increase of 21.2 percent over March 2007. Revenues for January through March 2008 totaled NT$85,230 million, an increase of 34.5 percent compared to the same period in 2007.
On a consolidated basis, net sales for March 2008 were NT$ 27,128 million, a decrease of 7.4 percent from February 2008 and an increase of 20.2 percent over March 2007. Revenues for January through March 2008 totaled NT$87,480 million, an increase of 34.8 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
March	26,562	21,918	21.2
January through March	85,230	63,346	34.5

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
March	27,128	22,560	20.2
January through March	87,480	64,897	34.8

*	Year 2008 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department
Tel: 886-3-505-5028
Mobile: 886-928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For Further Information:
Mr. Richard C.Y. Chung
Technical Manager, PR Department
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
April 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Mar. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Mar.	Net sales	26,561,739	21,917,909
Jan.-Mar.	Net sales	85,230,103	63,346,589
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Mar.	Bal. as of period end
TSMC	97,418,280	—	—
TSMC’s subsidiaries	30,039,167	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Mar.	Bal. as of period end
TSMC	121,772,851	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,048,055	27,074,844	—	—
	Mark to Market Profit/Loss	(121,599)	41,954	—	—
Expired Contracts	Notional Amount	6,235,730	94,317,455	—	—
	Realized Profit/Loss	(74,373)	1,689,158	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	1,622,712	—	—	—
	Mark to Market Profit/Loss	(3,007)	—	—	—
Expired Contracts	Notional Amount	269,157	—	—	—
	Realized Profit/Loss	892	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer